SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)


            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            Avatech Solutions, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  05349Y 10 4
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                                 (CUSIP Number)


                               December 31, 2003
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            (Date of Event Which Requires Filing of this Statement)



            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                               |_| Rule 13d-1(b)
                               |X| Rule 13d-1(c)
                                -
                               |_| Rule 13d-1(d)
                                 ---------------

-------------------------------                  -------------------------------
CUSIP No.   05349Y 10 4               13G                      Page 2 of 4 Pages
-------------------------------                  -------------------------------

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1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         W. James Hindman
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   _
                                                                        (a) |_|
                                                                             _
                                                                        (b) |_|

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3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
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                     5     SOLE VOTING POWER
   NUMBER OF               578,890
    SHARES
 BENEFICIALLY        -----------------------------------------------------------
 OWNED BY EACH       6     SHARED VOTING POWER
   REPORTING               0
  PERSON WITH
                     -----------------------------------------------------------
                     7     SOLE DISPOSITIVE POWER
                           578,890
                     -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER
                           0
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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         578,890
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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
         CERTAIN SHARES*                                                      _
                                                                             |_|
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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.89%
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12       TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------

-------------------------------                  -------------------------------
CUSIP No.   05349Y 10 4               13G                      Page 3 of 4 Pages
-------------------------------                  -------------------------------

                                  SCHEDULE 13G

Item 1(a).  Name of Issuer:

            Avatech Solutions, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            11400 Cronridge Drive, Suite A, Owings Mills, Maryland  21117

Item 2(a).  Names of Persons Filing:

            W. James Hindman

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            2322 Nicodemus Road
            Westminster, MD 21157

Item 2(c).  Citizenship:

            USA

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            05349Y 10 4

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b),or 13d-2(b) or (c), Check Whether the Person Filing is a:

            Not applicable.

Item 4.     Ownership:

            As of December 31, 2003, the following shares were beneficially owned by the Reporting Person:

            (a) Amount beneficially owned:                              578,890
            (b) Percent of class:                                         5.89%
            (c) Number of shares as to which such person has:
                (i)   Sole power to vote or to direct the vote:         578,890
                (ii)  Shared power to vote or to direct the vote:             0
                (iii) Sole power to dispose or to direct the
                      disposition of:                                   578,890
                (iv)  Shared power to dispose or to direct the
                      disposition of:                                         0

Item 5.     Ownership of Five Percent or Less of a Class:

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

            Not applicable.

Item 8.     Identification and Classification of Members of the Group:

            Not applicable.

Item 9.     Notice of Dissolution of Group:

            Not applicable.

Item 10.    Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:       January 9, 2004                              /s/
     ------------------------------         ------------------------------------
                                            W. James Hindman